UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 5, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 6, 2011 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4(b) is hereby amended and restated as follows:

(b) Background.

On September 1, 2006, LaserCard entered into an advisory services engagement to engage USBX Advisory Services, LLC (“USBX”) to assist in identifying strategic alternatives. Certain assets of USBX including the LaserCard engagement, were subsequently acquired by Imperial Capital, LLC (“Imperial Capital”) in late 2007.

Over the course of the initial engagement, USBX/Imperial Capital facilitated a series of discussions between members of LaserCard’s management and potential combination partners as well as the evaluation by LaserCard of several potential acquisition targets which in each case involved in-depth conversations, meetings and negotiations with potential counterparties. No transaction was consummated, however, and this initial engagement ended on August 31, 2009.

On September 1, 2009, LaserCard entered into a new advisory services engagement with Imperial Capital to pursue a potential sale of LaserCard through a merger, consolidation or other business combination.

Imperial Capital initiated a marketing process in October 2009 and contacted over 100 potential acquirors of LaserCard, including both strategic and financial suitors. Many of these potential acquirors entered into confidentiality agreements with LaserCard in connection with receiving additional information about the potential transaction and the proposed sale process.

In early November 2009, a representative of Imperial Capital contacted representatives of ASSA ABLOY’s HID Global business unit (“HID”) to ascertain whether HID would be interested in an acquisition transaction involving a company in the secure identification business. On November 6, 2009, HID entered into a confidentiality agreement with LaserCard to learn more about the potential transaction and the proposed sale process. In mid-November 2009, the interested parties which had entered into confidentiality agreements were granted access to an electronic data room to begin to conduct preliminary due diligence on LaserCard and its business.

LaserCard management held several preliminary meetings with potential suitors at the annual CARTES & IDentification conference in France, including a meeting with representatives of HID on November 17, 2009.

Between December 2009 and January 2010, as part of the marketing process, several preliminary, non-binding indications of interest regarding a potential acquisition of LaserCard were submitted, including one from HID on December 22, 2009. HID’s indication of interest provided for a purchase price of $7.00 to $7.50 in cash, subject to due diligence and other assumptions and conditions.

During January 2010 and the first week of February 2010, members of LaserCard’s management group conducted informational meetings with the potential suitors which who had submitted indications of interest.

On January 22, 2010, the management team of LaserCard met with representatives of HID to review LaserCard’s business and prospects.

On January 26, 2010, HID notified LaserCard that it had determined not to continue in the bidding process, indicating that it believed the potential combination did not fulfill certain of HID’s strategic objectives at the time and was not consistent with certain other business development opportunities HID was considering.

Following a period allowing for additional suitor diligence, on February 5, 2010, Imperial Capital requested the submission of letters of intent from the interested parties. A substantial portion of the suitors involved at the time declined to continue in the process for various reasons specific to those suitors or LaserCard.

In March 2010, as a result of various customer developments, LaserCard updated and reduced its internal financial forecast for fiscal year 2011.

Also in March 2010, representatives of HID contacted Imperial Capital to inquire whether LaserCard might consider entering into a partial sale transaction with HID in which HID would only acquire LaserCard’s German operations.

During March and April 2010, Imperial Capital continued to facilitate follow-up conversations with the remaining suitors, including several new parties which had emerged during this time period.

In May 2010, the strategic process facilitated by Imperial Capital was largely suspended while the LaserCard management team conducted an extensive review and re-evaluation of the company’s fiscal year business projections to reflect the updated status of several large contracts. Also in May 2010, LaserCard also informed HID that it was not interested in pursuing discussions regarding a partial sale transaction.

On July 29, 2010, LaserCard conducted its quarterly earnings call and reviewed the current conditions with respect to core customer contracts. Following this call, market trading activities resulted in a substantial drop in the market price of the Shares.

Between August and October 2010, LaserCard and Imperial Capital continued ongoing discussions with interested parties, including with four parties who re-submitted proposals during this period (referred to herein as Bidder A, Bidder B, Bidder C and Bidder D). In addition, during this period, Imperial Capital re-contacted the parties previously regarded as qualified acquirors, including HID. Following this contact, HID expressed an interest to revisit the opportunity given its recently announced agreement to acquire ActivIdentity Corporation. In early September 2010, Bidder A submitted an acquisition proposal under which LaserCard stockholders would hold approximately 29% of the combined companies’ outstanding common stock following completion of the transaction. Shortly thereafter, Bidder B submitted a proposal contemplating an acquisition of all of the outstanding Shares for cash at a price of $4.25 per Share. Bidder B’s proposal was conditioned on its ability to obtain satisfactory debt financing to finance a portion of the purchase price.

Later in September 2010, Bidder C submitted a cash acquisition proposal with a price range of $4.80 to $5.00 per Share. Bidder C’s proposal was not subject to a financing condition, but was subject to the completion of further due diligence.

On October 21, 2010, LaserCard and Bidder A terminated their discussions regarding a possible acquisition and Bidder A withdrew its acquisition proposal after conducting further business due diligence.

Also on October 21, 2010, Bidder D submitted a stock merger proposal that would result in LaserCard stockholders receiving approximately 40% of the equity of the combined company.

On October 22, 2010, Bidder C improved the price in its proposal to a range of $5.75 to $6.00 per Share in cash. Bidder C’s revised proposal was again not subject to a financing condition, but was subject to the completion of further due diligence.

On October 25, 2010, Bidder B improved the price in its proposal to a range of $5.20 to $6.00 per Share, conditioned on Bidder B’s ability to obtain satisfactory debt financing to finance a portion of the purchase price.

On October 29, 2010, Bidder B further improved the price of its proposal to $6.25 per Share, conditioned on Bidder B’s ability to obtain satisfactory debt financing to finance a portion of the purchase price.

On November 1, 2010, Bidder C verbally indicated a willingness to further improve the price of its proposal to $6.25 per Share, but only in exchange for immediate exclusivity. Also on November 1, 2010, Bidder D revised its merger proposal to include collar mechanism to help to reduce the impact of volatility in Bidder D’s stock price following the public announcement of the combination. On the same day, the management of LaserCard discussed with representatives of HID LaserCard’s financial performance and business developments, including its financial results for its second fiscal quarter ended October 1, 2010, as publicly announced on October 28, 2010, and whether HID might be interested in submitting a revised indication of interest to acquire LaserCard.

On November 4, 2010, HID submitted a non-binding written proposal providing for the acquisition of all of outstanding Shares of LaserCard for cash at a price of $6.00 per Share, subject to due diligence and other assumptions and conditions.

Later in the day on November 4, 2010, the LaserCard Board met to discuss and evaluate the various acquisition proposals received by LaserCard to that point. Representatives of Imperial Capital provided a review of the various discussions that had taken place with the prospective buyers as well as a summary of the feedback received from these prospective buyers on the due diligence conducted by each of them with respect to LaserCard and its business. They also provided the summary of Imperial Capital’s preliminary financial analysis of the various proposals. The LaserCard Board also discussed, among other things, (i) the exclusivity arrangements proposed under each of their proposals, (ii) the likelihood that the bidders would increase their offers over their current proposals, (iii) the perceived ability of each of the bidders to complete a transaction on the terms proposed, (iv) the progress and status of each bidder’s due diligence investigation with respect to LaserCard and its business, (v) the familiarity of each of the bidders with LaserCard’s products and markets and the risks associated with those products and markets, and (vi) the estimated time it would take to reach agreement with each of the bidders on definitive acquisition documents setting out the full terms and conditions of a transaction. Representatives of O’Melveny & Myers LLP (“OMM”), LaserCard’s outside counsel, were also in attendance at the meeting and advised the LaserCard Board on its legal duties and obligations in connection with evaluating acquisition proposals such as those before the Board at this time.

On November 5, 2010, after further negotiations between representatives of LaserCard and HID, HID submitted a revised proposal at a price of $6.25 per Share in cash, subject to completion of its due diligence investigation of LaserCard and its business and an explicit requirement that LaserCard agree to a 30-day period of exclusive negotiations with HID.

On November 8, 2010, representatives of Imperial Capital and HID discussed key deal points to validate HID’s interest in completing a transaction and ability of HID and its corporate parent to do so in a timely manner, including by structuring the proposed acquisition as a cash tender offer in order to permit the transaction to be consummated on an accelerated basis as compared to a merger requiring a LaserCard stockholder meeting and vote. Later that day and based on the results of those discussions and the LaserCard Board’s view that (i) there was a high likelihood that an acceptable agreement could be reached with HID on the specific terms and conditions of the proposed transaction, (ii) based on HID’s historical success in acquiring and integrating businesses like LaserCard’s, there was a high likelihood that HID would be able to complete in a timely manner the transaction on the agreed terms once it was publicly announced, (iii) HID’s familiarity with LaserCard’s business and the risks associated with it was superior to the familiarity of the other bidders, making it less likely that the transaction terms proposed by HID would be changed by HID as discussions regarding the acquisition progressed, and (iv) the perceived complexity and assumptions and conditions associated with the other acquisition proposals made by the other bidders to that point made them less likely to be completed on their current proposed terms than the HID proposal, LaserCard executed the HID non-binding letter of intent providing for the acquisition of all of the outstanding Shares at a price per Share of $6.25 in cash.

On November 10, 2010, representatives of LaserCard and HID discussed various subjects including the roadmap for completing confirmatory due diligence.

Between November 15, 2010 and November 24, 2010, representatives of HID and LaserCard met at various times and in various locations to allow the HID representatives to conduct business, financial and legal due diligence on LaserCard and its business.

On November 16, 2010, Edwards Angell Palmer & Dodge LLP (“EAPD”), HID’s outside counsel, delivered a legal due diligence request list to LaserCard and OMM.

On November 23, 2010, representatives of LaserCard and HID coordinated on follow up actions and due diligence results to confirm interest and commitment. In addition, on November 23, 2010, EAPD delivered an initial draft of the merger agreement to LaserCard and OMM.

From November 23, 2010 through December 20, 2010, representatives of Purchaser, ASSA US, HID and EAPD on the one hand, and LaserCard, Imperial Capital and OMM on the other hand, negotiated the terms and conditions of the merger agreement and related ancillary documents and schedules, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, non-solicitation commitments, termination rights, termination fees and triggers for the payment of the termination fee and expense reimbursement. During this period, the parties exchanged multiple versions of the merger agreement and the related agreements, schedules and exhibits.

On November 30, 2010, the LaserCard Board convened a meeting to discuss the proposed terms of the transaction, as reflected in the draft Merger Agreement, and related matters. Representatives of OMM were also in attendance.

On December 7, 2010, representatives of LaserCard met with representatives of HID at the CARTES & IDentification conference in France to discuss personnel matters, strategy and integration plans.

On December 10, 2010, the LaserCard Board convened a meeting to discuss the status of negotiations regarding the Merger Agreement and related matters. Representatives of Imperial Capital and OMM were also in attendance.

On December 19, 2010, the LaserCard Board met to discuss the status of negotiations regarding the Merger Agreement and related matters. Representatives of Imperial Capital and representatives of OMM were also in attendance. A representative of OMM reviewed in detail the current terms of the proposed transaction. A question and answer period regarding the terms followed. A representative of Imperial Capital provided a summary of its preliminary financial analysis of the proposed transaction.

On December 20, 2010, the LaserCard Board convened a meeting to review the proposed transaction. Representatives of Imperial Capital and OMM were also in attendance. Following introductory questions from the LaserCard Board, Imperial Capital updated the LaserCard Board on its final financial analysis of the proposed transaction. OMM then reviewed with the LaserCard Board material terms of the Merger Agreement and ancillary agreements that had been negotiated with HID, Purchaser and ASSA US. Management then discussed with the LaserCard Board the communication plan for announcement of the transaction. Imperial Capital then delivered to the LaserCard Board its oral opinion, subsequently confirmed in writing, that, as of December 20, 2010, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received by the holders of the Shares (other than ASSA US or any of its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following questions from the LaserCard Board to management and LaserCard’s advisors and further discussion, the LaserCard Board unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including for purposes of Section 203 of the DGCL) and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and to the extent required by the DGCL, adopt the Merger Agreement.

On December 20, 2010, after the LaserCard Board meeting adjourned, the parties executed and delivered the Merger Agreement and the Tender and Support Agreement and related documents. LaserCard then issued a press release announcing the transaction.

The section captioned “Discounted Cash Flow Analysis” under Item 4(d) is hereby amended and restated as follows:

Discounted Cash Flow Analysis. Imperial Capital performed a discounted cash flow analysis to take projected future free cash flow over the given period along with the terminal value at the end of the period and then discount these cash flows back to present value by using the weighted average cost of capital. Imperial Capital based its discounted cash flow analysis on two sets of LaserCard management projections for financial performance of the business over the analyzed period (through CY 2015). One set of LaserCard financial projections, the “Target Case,” assumed that management’s projections relating to LaserCard’s India and Saudi Arabia businesses would be achieved, while the other, the “Base Case” projections, assumed that projections with respect to such businesses would not be achieved.

The following tables show the “Base Case” and “Target Case” projections provided to Imperial Capital by LaserCard management, which Imperial Capital then utilized to calculate projected future free cash flow over the analyzed period (through CY 2015) as provided in such tables:

Base Case

($ in thousands)
	CY2011	CY2012	CY2013	CY2014	CY2015
Total Revenue	$38,712	$45,172	$47,993	$50,955	$54,066
Adjusted EBITDA	3,335	7,059	7,250	7,842	8,464
Depreciation & Amortization	2,393	2,475	2,475	2,475	2,475

EBIT	943	4,584	4,775	5,367	5,989
Taxes	(281)	(1,791)	(1,910)	(2,147)	(2,396)

Tax Affected EBIT	661	2,793	2,865	3,220	3,593

Plus: D&A	2,393	2,475	2,475	2,475	2,475
Less: Capital Expenditures	1,332	1,500	1,500	1,500	1,500
Less: Change in Working Capital	(1,825)	26	379	372	390

Free Cash Flow	$3,547	$3,743	$3,461	$3,823	$4,178

Source: Projections provided by LaserCard management

Target Case

($ in thousands)
	CY2011	CY2012	CY2013	CY2014	CY2015
Total Revenue	$49,964	$56,424	$59,245	$62,207	$65,318
Adjusted EBITDA	7,935	11,659	11,849	12,441	13,064
Depreciation & Amortization	2,393	2,475	2,475	2,475	2,475

EBIT	5,542	9,184	9,374	9,966	10,589
Taxes	(1,654)	(3,588)	(3,750)	(3,987)	(4,235)

Tax Affected EBIT	3,888	5,596	5,624	5,980	6,353

Plus: D&A	2,393	2,475	2,475	2,475	2,475
Less: Capital Expenditures	1,332	1,500	1,500	1,500	1,500
Less: Change in Working Capital	(1,825)	26	308	298	313

Free Cash Flow	$6,774	$6,545	$6,291	$6,657	$7,016

Source: Projections provided by LaserCard management

In its analysis, Imperial Capital used discount rates ranging from 20.0% to 28.0% to reflect the overall risk associated with LaserCard’s operations and projected financial performance. Imperial Capital calculated a terminal value at the end of 2015 using the Gordon Growth model, which incorporated a terminal growth rate ranging from 1.0% to 5.0%.

Based on its discounted cash flow analysis, Imperial Capital estimated that LaserCard’s present value of enterprise ranged from $15.1 million to $23.9 million utilizing LaserCard’s Base Case projections and from $26.7 million to $41.5 million utilizing LaserCard’s Target Case projections.

Item 8.	Additional Information.

The section captioned “Stockholder Class Action Litigation” under Item 8 is hereby amended and supplemented by adding the following paragraphs after the last paragraph of such section:

On January 11, 2011, Donald Black filed a putative class action lawsuit in the Court of Chancery in the State of Delaware. Mr. Black alleges that he is a stockholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard stockholders (the “Class”). The Verified Class Action Complaint filed by Mr. Black

(the “Black Complaint”) names as defendants Robert T. DeVincenzi, Bernard C. Bailey, Donald E. Mattson, Christopher J. Dyball, Arthur H. Hausman, Walter F. Walker, Albert J. Moyer, LaserCard, ASSA US and Purchaser. The Black Complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing LaserCard to enter into the Merger Agreement and that Purchaser aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The Black Complaint also alleges that the Offer and Merger are being consummated at an unfair price, that the individual defendants agreed to preclusive deal protection devices in connection with the transaction and that this Schedule 14D-9 contains inadequate disclosures. Among other relief, the Black Complaint seeks certification as a class action, an injunction of the Offer and the Merger, and the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. The foregoing summary with respect to the Black Complaint is qualified in its entirety by reference to the Black Complaint which is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(H)	Verified Class Action Complaint filed by Donald Black in the Court of Chancery in the State of Delaware on January 11, 2011.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/S/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi
Chief Executive Officer

Dated: January 19, 2011